September 15, 1983
Capital Research and Management Company
333 South Hope Street
Los Angeles, CA 90071
     Re: Investment Letter
Gentlemen:
     The New Economy Fund, a Massachussetts Business Trust, (the "Fund") hereby offers to sell to Capital Research and Management Company 7285.974 Shares of Beneficial Interest, with no par value, (the "Shares") at a price of $13.725 per share upon the following terms and conditions:
     You agree to pay to the fund the Aggregate Purchase Price of $100,000 against delivery of a statement confirming the registration of 7285.974 shares in your name.
     You represent to the Fund that you are purchasing the Shares for your own account for investment purposes and not with the present intention of redeeeming or reselling the Shares and that the purchase price of such shares is in payment for an equity interest in the Fund and does not represent a loan or temporary advance by you to the Fund.
     You understand that you are obligated to pay the expenses incurred in connection with the organization of the Fund, its qualification to do business as a foreign corporation in the State of California and its registration as an investment company under the Investment Company Act of 1940. You agree that you will not redeem any of the shares while any portion of such organizational expenses have not been paid.
                                   Very truly yours,
                                   The New Economy Fund,
                                   By /s/ Thomas E. Terry
                                     Thomas E. Terry
                                     Vice President and Secretary
Confirmed and agreed to September 15, 1983
Capital Research and Management Company
By /s/ Murdoch M. Macrea